Mail Stop 0407

      March 14, 2005


Ms. Julie Morin
President and Chief Executive Officer
Planning Force, Inc.
703 East 27th Avenue
Spokane, Washington 99203

	RE:		Planning Force, Inc.
      	Amendment 1 to Form SB-2
      	Filed March 2, 2005
      	File No. 333-121598

Dear Ms. Morin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 4

1. We note your response to comments 7 and 9. Please provide more detail regarding the extent of your current operations. For example, we note that you have entered into three affiliate relationships. What is the nature of the relationships and how will they help in providing your services? How many additional affiliate agreements will you need to enter into in order to be fully operational?
Also
discuss the additional steps needed for you to become fully operational and generate revenue. Finally, discuss whether the $23,000 that you received in a private placement will be enough to allow you to become fully operational, and if not, then disclose the amount above $23,000 that will be required. Please revise your business section and MD&A as appropriate.

Risk Factors, page 6

	Investors may lose their entire investment..., page 6

2. We note your response to comment 14; however, your current disclosure is still too generic and could apply to any small company.
Please continue to revise this risk factor to provide more specific disclosure about the risks you face as an early development stage company and the potential impact of these risks on you and your investors.

If PFI is unable to obtain additional funding..., page 6

3. Please delete your disclosure in the second sentence regarding your funding for the next twelve months as mitigating disclosure is not allowed in risk factors.

Description of Business, page 14

4. Please discuss how Ms. Morin will develop the company`s business and operations while only working part-time.

5. We note your response to comment 32. Please clarify in the registration statement how your current development plans also assist in the development of your retreat training services business.
Revise your business section as well.

Financial Statements

6. Please provide updated audited financial statements for the year ended December 31, 2004 pursuant to Rule 310(g) of Regulation S-B.


   Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Indicate in the cover letter where you have made changes in the amendments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

   You may contact Claire DeLabar, Staff Accountant, at (202) 942-1873 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-1829 if you have questions regarding comments on the financial statements and related matters. Please contact Reginald A. Norris, Staff
Attorney,
at (202) 942-2875, or me at (202) 942-1990 with any other
questions.

							Sincerely,



							Michele Anderson
							Legal Branch Chief

cc:	via facsimile (702) 242-6617
      Wendy E. Miller, Esq.
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Ms. Julie Morin
Planning Force, Inc.
March 14, 2005
Page 1